SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2014

CGG

Tour Maine Montparnasse – 33 Avenue du Maine – BP 191 – 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ or Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Press Release

CGG Robertson and Wood Mackenzie launch new EV2

exploration valuation tool

Two companies are partnering to deliver unmatched volume and valuation intelligence to give clients the edge in exploration

Paris, Edinburgh, Houston, Singapore – 12th November 2014

Recently, the oil & gas exploration industry has experienced a significant shift in strategic emphasis towards value over volume. Recognising the need to accurately assess the future potential of licensed and unlicensed acreage, CGG’s Robertson group and Wood Mackenzie are launching EV2 – a brand new exploration valuation tool – with an advance release of ten ‘hot’ basins. EV2 combines Robertson’s unique geological knowledge with Wood Mackenzie’s industry-leading commercial analysis expertise to create the most formidable tool for exploration valuation available.

As leaders in their respective fields for over 40 years, Robertson and Wood Mackenzie have provided rigorous and impartial advice based on proprietary databases of the world’s oil and gas fields, wells; and subsurface data and analysis. With EV2 they have developed an innovative analysis tool which combines extensive geological risk assessments of individual plays with advanced Monte Carlo economic simulations. This tool allows business developers and new venture explorationists to differentiate exploration blocks and open acreage – in terms of subsurface risk, volume and value potential – to find the best opportunities, particularly in frontier basins where data is often scarce.

Paul Chowdhry, Head of Research for Wood Mackenzie, said: “EV2 fills the last remaining gap in Wood Mackenzie’s upstream valuation capability. We are delighted to be partnering with CGG on this exciting new product. This offers clients consistent, transparent and comparable valuation estimates for exploration volumes, that will help them gain a competitive advantage at the basin, play or block level. We believe that EV2 will set a new industry benchmark in exploration analysis.”

Sophie Zurquiyah, Senior Executive Vice President of CGG’s Geology, Geophysics & Reservoir Division (GGR), said: “EV2 is a natural extension of Robertson’s global geological expertise and successful multi-client knowledge base for the New Ventures market and is a perfect fit for our strategy of Geoscience innovation. We are delighted to partner with Wood Mackenzie on this new project. EV2 will help our clients identify which basin, and more importantly, which part of the basin, they should focus their efforts on to achieve maximum returns per exploration dollar.”

“Making a clear connection between volume and value has never been more important. However, valuing company exploration acreage can be challenging as it requires extensive time and resources, global basin knowledge and independent third party estimates. EV2 gives fast and easy access to this information. It allows rapid evaluation of company acreage portfolios within a given basin by providing the potential risk, volumes and value associated with each block,” Zurquiyah adds.

With this advance release, clients can now access ten ‘hot’ basins with the full package, of 200 basins around the world, due to be released in phases through 2015 and 2016. Wood Mackenzie’s Chowdhry adds: “Subscribers of the advance release will have the opportunity to have their input into the development of the final product.”

Wood Mackenzie and Robertson have a track record of bringing together their respective expertise having successfully delivered a number of joint multi-client studies, including ‘Future of Shale Oil’ which was published in 2012, and ‘Future of the Arctic’ in 2006.

-ENDS-

Editors’ Notes:

Further information about Wood Mackenzie and Robertson’s EV2 Exploration Tool:

The advance release of EV2 which is available now covers licensed and unlicensed acreage in 10 ‘hot’ basins across Europe, Africa, Central and Latin America: West Barents; Liberia; Cote d’Ivoire; Tanzania; Rovuma; Morondava; Kwanza; Campos; Santos; Mexico deepwater.

Further releases will follow in 2015 and 2016, leading to global coverage of 200 basins.

Additional information about EV2 can be found here: www.woodmac.com/EV2launch

For more information, please contact:

Wood Mackenzie: Sonia Kerr, Regional PR Manager for Wood Mackenzie, T: +44 131 243 4499;

E: press@woodmac.com

CGG: Christophe Barnini, Senior VP, Group Communications, T: + 33 1 64 47 38 11;

E: invrelparis@cgg.com

Catherine Leveau, Senior VP, Investor Relations, T: + 33 1 64 47 34 89;

E: invrelparis@cgg.com

About Wood Mackenzie

Wood Mackenzie is a global leader in commercial intelligence for the energy, metals and mining industries. We provide objective analysis and advice on assets, companies and markets, giving clients the insights they need to make better strategic decisions. For more information visit: www.woodmac.com

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs over 9,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date	November 12th, 2014	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN Corporate Officer & CFO